UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number: 000-53453

SENECA GLOBAL FUND, L.P.

(Exact name of registrant as specified in its charter)

c/o Steben & Company, Inc.

9711 Washingtonian Blvd., Suite 400

Gaithersburg, Maryland 20878

(240) 631-7600

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Series A Limited Partnership Units

Series B Limited Partnership Units

Series I Limited Partnership Units

Series C Limited Partnership Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Seneca Global Fund, L.P., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 21, 2015	SENECA GLOBAL FUND, L.P.

	By:	Steben & Company, Inc.
General Partner

	By:	/s/ Kenneth E. Steben
	Name:	Kenneth E. Steben
	Title:	President